Exhibit 99.1

Press Release SES publishes 2025 Annual Report

Luxembourg, 3 March 2026 – SES S.A. has today published its 2025 Annual Report, following the announcement of the company’s full year financial results for the 12 months ended 31 December 2025.

For further information please contact:

Steven Lott

Communications

Tel. +352 710 725 500

SES.Press@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com